FEDERAL IDENTIFICATION
NO. 04-2149581

Examiner

Name Approved

C
P
M
RA

The Commonwealth of Massachusetts

William Francis Galvin
Secretary of the Commonwealth
One Ashburton Place, Boston, Massachusetts 02108-1512

ARTICLES OF AMENDMENT
(General Laws, Chapter 156B, Section 72)

We, RONALD J. SIDMAN *President / [redacted]

and EVELYN SIDMAN *Clerk / [redacted]

of THE FIRST YEARS INC.
(Exact name of corporation)

located at ONE KIDDIE DRIVE, AVON, MA 02322
(Street address of corporation in Massachusetts)

certify that these Articles of Amendment affecting articles numbered:

\- THREE -
(Number those articles 1, 2, 3, 4, 5 and/or 6 being amended)

of the Articles of Organization were duly adopted at a meeting held on May 20, 1999, by vote of:

6,336,470 shares of Common Stock, $.10 par value of 10,459,644 shares outstanding,
(type, class & series, if any)

_____ shares of _____ of _____ shares outstanding, and
(type, class & series, if any)

_____ shares of _____ of _____ shares outstanding,
(type, class & series, if any)

[1]**being at least a majority of each type, class or series outstanding and entitled to vote thereon: [redacted]

*Delete the inapplicable words. **Delete the inapplicable clause.
[1] For amendments adopted pursuant to Chapter 156B, Section 70.
[2] For amendments adopted pursuant to Chapter 156B, Section 71.
Note: If the space provided under any article or item on this form is insufficient, additions shall be set forth on one side only of separate 8 1/2 x 11 sheets of paper with a left margin of at least 1 inch. Additions to more than one article may be made on a single sheet so long as each article requiring each addition is clearly indicated.

P.C.

11/3/02

To change the number of shares and the par value (if any) of any type, class or series of stock which the corporation is authorized to issue, fill in the following:

The total *presently* authorized is:

WITHOUT PAR VALUE STOCKS		WITH PAR VALUE STOCKS		
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
Common:	None	Common:	15,000,000	$.10 par
Preferred:	None	Preferred:	None	

Change the total authorized to:

WITHOUT PAR VALUE STOCKS		WITH PAR VALUE STOCKS		
TYPE	NUMBER OF SHARES	TYPE	NUMBER OF SHARES	PAR VALUE
Common:	None	Common:	50,000,000	$.10 par
Preferred:	None	Preferred:	None	

The foregoing amendment(s) will become effective when these Articles of Amendment are filed in accordance with General Laws, Chapter 156B, Section 6 unless these articles specify, in accordance with the vote adopting the amendment, a *later effective date* not more than *thirty days* after such filing, in which event the amendment will become effective on such later date.

Later effective date: ______________________

SIGNED UNDER THE PENALTIES OF PERJURY, this 20th day of May, 1999.

[illegible signature] ______________________ *President [redacted].

Evelyn Sidman ______________________ *Clerk [redacted].

**Delete the inapplicable words.*

600495

90KE

THE COMMONWEALTH OF MASSACHUSETTS

ARTICLES OF AMENDMENT

(General Laws, Chapter 156B, Section 72)

I hereby approve the within Articles of Amendment and, the filing fee in the amount of $35,000.00 having been paid, said articles are deemed to have been filed with me this 31st day of May 1994

Effective date ________________

William Francis Galvin

WILLIAM FRANCIS GALVIN
Secretary of the Commonwealth



A TRUE COPY ATTEST
William Francis Galvin
WILLIAM FRANCIS GALVIN
SECRETARY OF THE COMMONWEALTH
1-12-01 CLERK

TO BE FILLED IN BY CORPORATION
Photocopy of document to be sent to:

JAMES RUSHFORD, ESQ.
KURLAT ASSOCIATES
ONE BOSTON PLACE, #2605
BOSTON, MA 02108
Telephone 617-742-3644